UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             PETE'S BREWING COMPANY
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    714378104
                        --------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
                                  781-283-8500
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                November 21, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 2 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Commonwealth of Massachusetts                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   925,870                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   925,870                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  925,870                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  8.59%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 3 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  DDJ Overseas Corp.                                              |
|         |  98-01511108                                                     |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Cayman Islands                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   688,830                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   688,830                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  688,830                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  6.39%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 4 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  The Galileo Fund, L.P.                                          |
|         |  04-3258283                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   68,850                                            |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   68,850                                            |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  68,850                                                          |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  .64%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 5 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  DDJ Galileo, LLC                                                |
|         |  04-3304422                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Commonwealth of Massachusetts                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   757,680                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   757,680                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  757,680                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  7.03%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 6 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  The Copernicus Fund, L.P.                                       |
|         |  04-3193825                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   138,950                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   138,950                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  138,950                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  1.29%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 7 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  DDJ Copernicus, LLC                                             |
|         |  04-3304417                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Commonwealth of Massachusetts                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   138,950                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   138,950                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  138,950                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  1.29%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 714378104    |                         |    Page 8 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Kepler Overseas Corp.                                           |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                SEE ITEM #5                               (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Cayman Islands                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   29,240                                            |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   29,240                                            |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  29,240                                                          |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  .27%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO. 714378104                                          Page 9 of 14 Pages
-------------------------------------------------------------------------------


Item 1.  Security and Issuer:

         This Amendment No. 5 to Schedule 13D ("Amendment No. 5") should be read in conjunction with the Schedule 13D (the "Schedule 13D") dated December 20, 1996, Amendment No. 1 dated December 20, 1996, Amendment No. 2 dated December 20, 1996, Amendment No. 3 dated February 6, 1997 and Amendment No. 4 dated April 16, 1997 as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"), and certain affiliates relating to the common stock no par value per Share (the "Common Stock") of Pete's Brewing Company (the "Company"). This Amendment No. 5 amends the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4.

         The filing of this Amendment No. 5 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

Item 2.  Identity and Background:

         Item 2 is deleted in its entirety and amended as follows:

         This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Delaware limited partnership and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Copernicus, LLC is the general partner of, and DDJ is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ is the investment manager for, DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of and, DDJ is the investment manager for, The Galileo Fund, L.P. DDJ is the investment manager for Kepler Overseas Corp.

         The Shares described herein are owned by one or more of The Copernicus Fund, L.P., The Galileo Fund, L.P., Kepler Overseas Corp., or DDJ Overseas Corp., (jointly, the "Funds"). The principal office of each of DDJ and the

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO. 714378104                                         Page 10 of 14 Pages
-------------------------------------------------------------------------------


DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, 2nd Floor, George Town, Post Office Box 896, Grand Cayman Islands.

         The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

         Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration:

         Item 3 is deleted in its entirety and amended as follows:

         The Funds which own or owned Shares purchased in the aggregate 925,870 Shares for cash in the amount of approximately $5,923,418.69 including brokerage commissions. All of the 138,950 Shares owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 688,830 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 68,850 Shares owned by The Galileo Fund, L.P. were purchased for cash and all of the 29,240 shares owned by Kepler Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

         During the period from September 21, 1997 to the date hereof, the Funds have sold 80,400 Shares. The attached Schedule B sets forth Shares sold by the Funds since September 21, 1997.

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO. 714378104                                         Page 11 of 14 Pages
-------------------------------------------------------------------------------


Item 5.  Interest in Securities of Issuer:

         Item 5 is deleted in its entirety and is amended as follows:

         (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp., 688,830 Shares, or approximately 6.39% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Galileo Fund, L.P., 68,850 Shares, or approximately .64% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 138,950 Shares or approximately 1.29% of the outstanding Shares of the Company. Kepler Overseas Corp. owns, and DDJ as investment manager of Kepler Overseas beneficially owns 29,240 Shares or approximately .27% of the outstanding Shares of the Company. DDJ, as investment manager to the Funds may be deemed to beneficially own 925,870 Shares, or approximately 8.59% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

         (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

         (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO. 714378104                                         Page 12 of 14 Pages
-------------------------------------------------------------------------------


                                   Signature:
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC



By:  /s/  Judy K. Mencher
     -------------------------------
     Judy K. Mencher
     Member

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO. 714378104                                         Page 13 of 14 Pages
-------------------------------------------------------------------------------


         The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of DDJ Overseas Corporation, Kepler Overseas Corp., Mr. Austin and Mr. Hunter is set forth in Item 2. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U.S. citizens. Mr. Austin and Mr. Hunter are Cayman Islands citizens.


NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT
----                      ----------------------------------

Daniel G. Harmetz         Principal of DDJ Capital Management, LLC, DDJ Galileo,
                          LLC and DDJ Copernicus, LLC

David J. Breazzano        Principal of DDJ Capital Management, LLC, DDJ Galileo,
                          LLC and DDJ Copernicus, LLC

Judy K. Mencher           Principal of DDJ Capital Management, LLC,
                          DDJ Galileo, LLC, DDJ Copernicus, LLC, Vice
                          President of DDJ Overseas Corporation and
                          Director of Kepler Overseas Corp.

Michael Austin            Director of DDJ Overseas Corporation, Director of
                          Kepler Overseas Corp.; Corporate Director

Dennis Hunter             Director of Kepler Overseas Corporation; Managing
                          Director of Queensgate Bank

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO. 714378104                                         Page 14 of 14 Pages
-------------------------------------------------------------------------------


                                   SCHEDULE B
                                   ----------

Pete's Brewing Company

         Set forth below is an itemization of all purchases and sales of Shares of Common Stock since September 21, 1997. The transactions were made for cash in open market transactions.


             TYPE-
             PURCHASE                                         AGGREGATE
DATE         OR SALE                    SHARES                  PRICE
-------------------------------------------------------------------------
9/29/97      SALE                       (3,600)              $(17,891.40)
9/30/97      SALE                       (7,300)              $(36,279.78)
10/1/97      SALE                      (15,200)              $(76,793.89)
10/10/97     SALE                      (10,400)              $(53,786.20)
10/14/97     SALE                       (3,700)              $(19,607.11)
10/15/97     SALE                       (5,000)              $(26,568.09)
10/16/97     SALE                       (5,000)              $(28,911.53)
11/4/97      SALE                       (2,700)              $(14,768.49)
11/21/97     SALE                      (10,000)              $(51,873.26)
11/24/97     SALE                       (7,500)              $(38,436.20)
12/2/97      SALE                      (10,000)              $(49,373.35)